FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2003

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: November 3, 2003	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE

November 3, 2003

Toronto Stock Exchange:  WRM

American Stock Exchange:  WHT

WHEATON COMPLETES LOS FILOS ACQUISITION

Vancouver, B.C. - Wheaton River Minerals Ltd. (“Wheaton River”) is pleased to announce that it has completed the acquisition of a 100% interest in the Los Filos Gold Deposit and the acquisition of a 21.2% interest (of which 14% is a carried interest) in the El Limon Gold Deposit, both located in Guerrero State, Mexico for US$87 million in cash. Wheaton River acquired a 30% interest in the Los Filos Gold Deposit together with a 21.2% interest in the El Limon Gold Deposit as a result of its acquisition of all of the outstanding shares of Miranda Mining Corporation for US$38.6 million. Wheaton River acquired the remaining 70% interest in the Los Filos Gold Deposit from Teck Cominco Limited in consideration for US$48.4 million.

Wheaton plans to bring Los Filos into production by 2006 and expects to increase projected annual production to over 700,000 gold equivalent ounces at cash costs of less than US$140 per ounce. Wheaton currently produces over 500,000 gold equivalent ounces (over 400,000 ounces of gold and over 6 million ounces of silver) at a cash cost of approximately US$100 per ounce.

For further information please contact Wheaton River Minerals Ltd. Investor Relations at 1-800-567-6223 or email at ir@wheatonriver.com or visit www.wheatonriver.com.